Filed by: Abri SPAC I, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Abri SPAC I, Inc.

(Commission File No.: 333-268133)

November 21, 2022

Logiq Signs LOI to Acquire Privately Held Operating Company

As contemplated:

•	The preliminary confidential target valuation is between $220M and $250M.
•	The transaction would be executed simultaneously with Logiq’s pending Abri de-SPAC deal whereby the confidential target would be acquired to become a wholly owned subsidiary of Logiq.
•	Properly structured, post-transaction the combined entity is expected apply for Nasdaq or NYSE up-listing and complete a significant capital raise by the end of next year

NEW YORK, Nov. 18, 2022 -- Logiq, Inc. (OTCQX: LGIQ) (“the Company”), a provider of digital consumer acquisition solutions, today announced that it has signed a non-binding letter of intent (“LOI”) with a privately held operating company (“PrivCo”) in which – effectively simultaneous with Logiq’s pending de-SPAC transaction with Abri SPAC I– Logiq will acquire PrivCo in a share exchange of newly issued Logiq shares for 100% of the shareholder interests of PrivCo. PrivCo will become a wholly-owned subsidiary of the Company and is expected to place executives in senior management positions.

The recent announcement of the Abri SPAC I (special purpose acquisition company) transaction for Logiq opens a possibility for Logiq to acquire PrivCo simultaneous with the DataLogiq business being acquired by Abri. Properly structured, the combined entity post transaction anticipates:

1.	Closing a significant capital raise in connection with the transaction, as well as
2.	Meeting listing qualifications to apply for an up-listing from Logiq’s current OTCQX listing to Nasdaq or NYSE by the end of 2023

PrivCo attributes include:

1.      A preliminarily agreed gross valuation for transaction purposes of between $220 million and $250 million

2.      Operates in the financial technology industry, specializing in wealth management, offering above-market secular growth potential

3.      Large institutional shareholders including a U.S. fund management company, a European bank and an Asian conglomerate

Logiq Chief Executive Officer, Brent Suen, commented, “We are excited about the late-stage discussions underway with this privately held operating company to complete a transaction that is win-win for both companies’ shareholders. Our next step is to execute a definitive merger agreement, which we will communicate to our shareholders as soon as we are able to do so, along with further details about the identity and attributes of the target acquisition.”

The closing of the intended transaction with PrivCo is expected to occur not later than March 31, 2023 but may well be considerably sooner depending on the timing of a definitive merger agreement and the timing of Logiq’s de-SPAC transaction with Abri SPAC I.

About Logiq
Logiq Inc. is a U.S.-based provider of e-commerce and digital customer acquisition solutions by simplifying digital advertising. It provides a data-driven, end-to-end marketing through its results solution or providing software to access data by activating campaigns across multiple channels.

Connect with Logiq: Website | LinkedIn | Twitter | Facebook

The Company’s Digital Marketing business includes a holistic, self-serve ad tech platform. Its proprietary data-driven, AI-powered solutions allows brands and agencies to advertise across thousands of the world’s leading digital and connected TV publishers.

Important Cautions Regarding Forward Looking Statements
This press release contains certain forward-looking statements and information, as defined within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the Safe Harbor created by those sections. This press release also contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation that relate to Logiq’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon.

These statements speak only as of the date of this press release. Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Logiq’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. In particular and without limitation, this press release contains forward-looking statements regarding our ability to consummate the SPAC transaction with Abri, our ability to consummate a transaction with PrivCo and subsequent ability to meet the listing requirements on either Nasdaq or NYSE, our ability to raise sufficient operating capital to adequately operate, our products and services, the use and/or ongoing demand for our products and services, expectations regarding our revenue and the revenue generation potential of our products and services, our partnerships and strategic alliances, potential strategic transactions, the impact of global pandemics (including COVID-19) on the demand for our products and services, industry trends, overall market growth rates, our growth strategies, the continued growth of the addressable markets for our products and solutions, our business plans and strategies, and the valuation and success of the businesses after completion of the transaction, if any, and other risks described in the Company’s prior press releases and in its filings with the Securities and Exchange Commission (SEC) including its Annual Report on Form 10-K and any subsequent public filings.

Logiq undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for Logiq to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Media & Investor Contact
ir@logiq.com